

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

February 26, 2008

Mr. David Brett
President and CEO
Cusac Gold Mines Ltd.
1600 – 409 Granville Street
Vancouver, British Columbia, Canada V6C 1T2

> **Re:** **Cusac Gold Mines Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed July 17, 2007**
> **File No. 000-13548**

Dear Mr. Brett:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief